SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250
TaepyungRo, 2Ga,
ChoongKu, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

02 MAR 15 AM 8:29

02015901

March 11, 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Name: Heejin Yang
Title: Associate

dlw 3/20

Grant of Stock Option On March 1, 2002

☐ Ground and Necessities for the Grant

: Motivation for officers and employees of Samsung Electronics(the Company) and its overseas affiliates who substantially contributed or are expected to contribute to the management and overseas business of the Company

☐ Method of Grant : By way of issuance of new common shares
(If necessary, treasury shares may be delivered)

☐ Stock Option Grantee : 174 persons

☐ Number of Granted Shares : 988,000

☐ Exercising Period
· Beginning date : March 1, 2004
· Ending date : February 29, 2012

☐ Exercise Price : 329,200 Korean Won